Preliminary Copy

                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

Filed by the registrant [X]
Filed by a party other than the registrant [ ]

Check the appropriate box:
[X] Preliminary Proxy Statement      [ ] Confidential, for use of the Commission
                                         Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material pursuant to Rule 14a-12

                              Wells Financial Corp.
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                (Name of Registrant as Specified in Its Charter)

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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):
  [X] No fee required
  [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

          (1) Title of each class of securities to which transaction applies:
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          (2) Aggregate number of securities to which transaction applies:
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          (3) Per unit price or other underlying  value of transaction  computed pursuant to Exchange Act Rule 0-11. (set forth the amount on which the filing fee is calculated and state how it was determined):
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          (4) Proposed maximum aggregate value of transaction:
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          (5)  Total fee paid:
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  [ ] Fee paid previously with preliminary materials.

  [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          (1) Amount previously paid:
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          (2) Form, Schedule or Registration Statement no.:
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          (3) Filing Party:
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          (4) Date Filed:
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                                                                Preliminary Copy

                       [WELLS FINANCIAL CORP. LETTERHEAD]


                           ^ IMPORTANT ANNUAL MEETING

                                 April 18, 2001



March ^ 15, 2001
      = ==


Dear Fellow Stockholder:

         On behalf of the Board of Directors and management of Wells Financial Corp., we cordially invite you to attend the Annual Meeting of Stockholders to be held at the Wells Community Building at 189 Second Street, S.E., Wells, Minnesota on Wednesday, April 18, 2001, at 4:00 p.m. local time. The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Meeting. During the Meeting, we will also report on the operations of the Company. Directors and officers of the Company will be present to respond to any questions stockholders may have.


         At the meeting, stockholders will vote upon the election of two directors of the Company. A dissident stockholder group that calls itself the PL Capital Group, has announced that it intends to solicit proxies for its own hand picked nominee for director in opposition to the Company's nominees. In addition, the PL Capital Group has submitted a non-binding stockholder resolution to be voted on at the meeting that calls for the sale of the Company to the highest bidder. ^ We believe that your Board acts in the best interests of ALL stockholders, we believe that these hostile actions are unnecessary, disruptive and may impede our efforts to enhance the value of the investment of all of our stockholders.


         Your Board is committed to maximizing stockholder value, and the Company's management believes that all reasonable means to maximize stockholder value should be pursued, including, if appropriate, the sale or merger of the Company. However, the Board does NOT believe maximizing stockholder value would be served by selling the Company for an inadequate price - even if that price represents a premium to the current trading price. Accordingly, we urge you to vote "FOR" both of the Company's nominees for director and "AGAINST" the stockholder proposal submitted by the PL Capital Group. Please do not return any proxy cards sent to you by the dissidents. If you have previously returned a white dissident proxy card, you may cancel that proxy and change your vote by mailing the enclosed TAN proxy card now. PLEASE SIGN, DATE AND PROMPTLY MAIL THE TAN PROXY CARD TODAY.

         Whether or not you plan to attend the Meeting, please sign and date the enclosed TAN proxy card and mail it in the accompanying postage-paid return envelope as promptly as possible. This will not prevent you from voting in person at the Meeting, but will assure that your vote is counted if you are unable to attend. YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         On behalf of the Board of Directors, I thank you for your continued support. If you have any questions about voting your shares, please do not hesitate to contact D.F. King & Co., Inc., which is assisting us, at (800) 994-3227. You may also contact us directly at (507) 553-3151.

                                           Sincerely,



                                           Lawrence H. Kruse
                                           President and Chief Executive Officer
                                           Chairman of the Board


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                                                                Preliminary Copy


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                              WELLS FINANCIAL CORP.
                              53 FIRST STREET, S.W.
                             WELLS, MINNESOTA 56097
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                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON APRIL 18, 2001
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         NOTICE IS HEREBY  GIVEN that the Annual  Meeting of  Stockholders  (the
"Meeting") of Wells Financial Corp. (the "Company") will be held at the Wells Community Building at 189 Second Street, S.E., Wells, Minnesota on April 18, 2001, at 4:00 p.m. local time. The Meeting is for the purpose of considering and acting upon:

          1.   The election of two directors of the Company;

          2. A stockholder proposal submitted by the PL Capital Group, as is described in the accompanying Proxy Statement. This stockholder proposal is opposed by your Board of Directors and you are urged to vote AGAINST the stockholder proposal; and

          3. The transaction of such other matters as may properly come before the Meeting or any adjournments thereof. The Board of Directors is not aware of any other business to come before the meeting.

         Action may be taken on any one of the foregoing proposals at the Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Meeting may be adjourned. Stockholders of record at the close of business on March 2, 2001 are entitled to notice of and to vote at the Meeting and any adjournments thereof.

         You are requested to sign and date the enclosed TAN proxy card which is solicited by the Board of Directors and mail it promptly in the enclosed envelope. We urge you to exercise your rights as a stockholder to vote and participate in this process. This will not prevent you from voting in person at the Meeting, but will assure that your vote is counted if you are unable to attend. YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

         EACH STOCKHOLDER, WHETHER OR NOT HE OR SHE PLANS TO ATTEND THE MEETING, IS REQUESTED TO SIGN, DATE, AND MAIL THE ENCLOSED TAN PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED BY FILING WITH THE SECRETARY OF THE COMPANY A WRITTEN REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE. ANY STOCKHOLDER PRESENT AT THE MEETING MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON ON EACH MATTER BROUGHT BEFORE THE MEETING. HOWEVER, IF YOU ARE A STOCKHOLDER WHOSE SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM YOUR RECORD HOLDER TO VOTE IN PERSON AT THE MEETING.

                                              BY ORDER OF THE BOARD OF DIRECTORS



                                              Richard Mueller
                                              Secretary

Wells, Minnesota
March ^ 15, 2001

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IMPORTANT:  REGARDLESS  OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT.
PLEASE SIGN, DATE AND MAIL YOUR PROXY CARD TODAY. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.
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                                                                Preliminary Copy


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                                 PROXY STATEMENT
                                       OF
                              WELLS FINANCIAL CORP.
                              53 FIRST STREET, S.W.
                             WELLS, MINNESOTA 56097
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                         ANNUAL MEETING OF STOCKHOLDERS
                                 APRIL 18, 2001
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                                     GENERAL
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         This Proxy  Statement  is  furnished to the holders of the common stock
("Common Stock") of Wells Financial Corp. (the "Company"). Proxies are being solicited by the Board of Directors of the Company to be used at the Annual Meeting of Stockholders of the Company (the "Meeting") which will be held at the Wells Community Building at 189 Second Street, S.E., Wells, Minnesota on April 18, 2001, at 4:00 p.m. local time. This Proxy Statement and the accompanying Notice of Meeting and proxy card are being first mailed on or about March 15, 2001 to those stockholders entitled to vote at the Meeting.

         At the Meeting, stockholders will consider and vote upon the election of two directors. In addition, stockholders will consider and vote upon a stockholder proposal submitted by the PL Capital Group which is unanimously opposed by the Board of Directors. The Board of Directors knows of no additional matters to be presented for consideration at the Meeting. Execution of a TAN proxy card, however, confers on the designated proxy holder discretionary authority to vote the shares represented by such proxy in accordance with their best judgment on such other business, if any, that may properly come before the Meeting or any adjournment thereof.


         The Company is not responsible for the accuracy of any information provided by or relating to the Company which is contained in any proxy materials filed or disseminated by the PL Capital Group, or any other statement ^ they make.


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              WHY YOU SHOULD SUPPORT YOUR COMPANY'S BOARD NOMINEES
--------------------------------------------------------------------------------


         Your Board of Directors, including both of the Company's nominees, is dedicated to maximizing and enhancing stockholder value, and we represent ALL stockholders and not any single stockholder. ^ While each director of the Company owes a fiduciary duty to stockholders and must act accordingly, we believe that the hand-picked nominee of the PL Capital ^ Group may express a preference in favor of any proposal submitted by a current or former member of the PL Capital Group. Because your Board intends to act in the best interests of ALL stockholders, we believe that these hostile actions are unnecessary, disruptive and may delay or impede our efforts to maximize value for all of our stockholders.

         The proposed nominee of the PL Capital Group became a stockholder of the Company on February 13, 2001, less than two months ago, directly owns only 100 shares of our Common Stock and is a lawyer whose banking experience appears to be primarily in the rendering of legal advice to banking clients. We do not believe that the proposed nominee of the PL Capital Group possesses the banking experience and background that is necessary to change the strategic direction of the Company that the PL Capital Group is seeking. Moreover, such nominee would be only one of six


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                                                                Preliminary Copy


board members and would, therefore, be limited in his ability to influence the entire Board of Directors or implement the proposal of the PL Capital Group to change the strategic direction of the Company. The PL Capital Group cannot assure the Company's stockholders that their hand-picked nominee will maximize stockholder value and cannot guarantee that he will vote in a certain way on any particular matter that may come before the Board of Directors of the Company. For these and other reasons, we believe that the stockholders of the Company should vote AGAINST the proposed nominee of the PL Capital Group and vote FOR the Company's nominees for election as directors.

         You may receive a proxy statement and a white proxy card from the PL Capital Group with respect to its own nominee for director. The PL Capital Group's nominee has NOT been endorsed by and is NOT supported by your Board. We urge stockholders not to return any proxy card received from the PL Capital Group. Accordingly, please sign, date and return to us in the enclosed envelope the TAN proxy card. Even if you have already voted the dissident's white proxy card, you may cancel that proxy and change your vote by mailing the enclosed TAN proxy card now.


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                       HOW THE BOARD IS PERFORMING FOR YOU
                          TO MAXIMIZE STOCKHOLDER VALUE
--------------------------------------------------------------------------------


         The PL Capital Group began purchasing our stock in June 2000. Beginning in July of last year, current and former members of the PL Capital Group on several occasions expressed an interest in pursuing an acquisition of the Company. It is important for you to know that prior to rejecting their proposal, we obtained an independent valuation of our Company from a national investment banking firm with expertise in the valuation of savings institutions which indicated that the proposed purchase price for the Company was below the Company's fair value on a sale of control basis. We rejected their overtures, and a subsequent offer from an out-of-state financial institution, because the proposed purchase prices for the Company, even though they potentially represented a premium over the trading price of our stock, were inadequate based on the valuation analysis. We have always been sensitive to the desire of stockholders to maximize stockholder value. We do not believe, however, that this goal will best be served by selling your Company for an inadequate price, even if the price offered represents a premium to the current trading price of our stock.


         Your Board of Directors has employed the following strategies in its effort to enhance the value of your investment in the Company:

o Smart Growth - We believe that growth merely for the sake of growth and without regard to the long term benefits is extremely poor management. Instead, we believe in smart growth.

         The residential mortgage refinancing activities that began in 1998 continued into the first months of 1999. Due to the low rates on the mortgage loans that were originated during 1998 and the first half of 1999 we succeeded in selling almost all of the loans originated during those time periods into the secondary market. Included in the loans originated and sold to the secondary market were loans that were refinanced from our loan portfolio. In order to better utilize our staff and to provide future income, loans that were sold to the secondary market were sold on a servicing-retained basis. As

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                                                                Preliminary Copy

         rates increased during 1999 to levels we felt were acceptable, we then began retaining residential mortgage loans that we originated. This change in strategy, along with the origination of other types of loans, allowed us to increase our loan portfolio by $18.4 million to $172.7 million at December 31, 1999 compared to $154.3 million at December 31, 1998. This strategic growth continued during the year ended December 31, 2000. We were able to grow our loan portfolio by an additional $18.4 million during 2000, due mainly to an increase in real estate loans secured by farmland, which typically have shorter maturities and higher interest rates than loans on single family homes.


         Overall, ^ the Company achieved asset growth of ^ 11.0% for the year ended December 31, 2000. ^ During each of the five quarters ended September 30, 2000 the Company's subsidiary, Wells Federal Bank (the "Bank"), grew at a higher rate ^ than the median growth rate for ^ its peer group ^. The Bank's return on equity also exceeded ^ its peer ^ group's return during each quarter of that period.

o Stock Repurchases - We have consistently approved stock buy-back programs over the past several years to build stockholder value. Since the Company's initial public offering in 1995, we have repurchased 1,029,643 shares of our stock at a total cost of approximately $15.8 million. We believe stock repurchases at below book value are an important part of enhancing your investment in the Company as this increases earnings per share and book value per share.

o Dividends - Since 1997, we have paid $2,870,000 in total dividends to our stockholders, and we expect to continue ^ our quarterly dividend program. Our quarterly dividend in the fourth quarter of 2000 and in the first quarter of 2001 increased to $0.16 from $0.15 per share. While the payment of dividends and the repurchase of our stock decreases the book value of our stock, we believe these actions enhance the value of our stock for the long-term investor.


o New Products and Services - To provide our customers with additional financial services we opened an investment center in April of 1999, enabling us to offer mutual funds, variable rate annuities and other investments as an alternative to our traditional FDIC insured products. We are happy to report that the investment center became profitable in 2000, one year earlier than we had anticipated. The investment center is part of Wells Insurance Agency, a wholly-owned subsidiary of Wells Federal Bank. We continue to look for possible agency acquisitions for Wells Insurance Agency.

^
         The stockholder proposal submitted by the PL Capital Group ^ is set forth below:

         "RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process, and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient."


         Implementation of the PL Capital Group's proposal could actually be detrimental to the objective of maximizing stockholder value. Maximizing stockholder value does not necessarily mean immediately selling or merging the Company. Announcing that the Company is for sale, effectively putting it on the block

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                                                                Preliminary Copy

for the highest bidder, is not guaranteed to result in the best price possible - instead, it may have the opposite effect by creating a "fire sale" atmosphere. The Board should be allowed to carefully plan and undertake a sale or merger of the Company at an opportune time in order to obtain maximum value for the Company and its stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

         By law, the Board has a fiduciary duty to carefully consider any bona fide offer to acquire the Company regardless of whether a majority of stockholders makes such a recommendation. However, the Board does not believe that it is in the best interests of stockholders to conduct a forced sale of the Company. As the Board seeks to maximize long-term stockholder value, it believes that the Company's business strategy of operating a growth oriented, profitable and independent company will result in increased worth and value for the stockholders in the future whether or not an offer to acquire the Company is submitted.

         The Board feels that passage of the stockholder proposal would significantly impair the Company's ability to negotiate with any potential acquiror. If implemented, this proposal gives the impression to potential acquirors that the Company's stockholders would like the Company to accept the highest offer - even if only one offer is made. The Board believes it is unfair to stockholders to be forced to enter into negotiations in a distress-sale posture and that a forced sale mentality will not result in the best potential return to stockholders. The Board of Directors is in the best position to determine the true value of the Company and thus whether an offer is in the best interest of the Company's stockholders.


         The Board also believes the proposal would disrupt the business operations of the Company. ^ We believe that it would be counterproductive to divert management time and attention from ongoing operations in an effort to attract and evaluate, in a short time period, potential acquisition candidates. If no fair purchase offer materializes or is consummated, it is our opinion that management's focus on such short-term issues puts the Company's long-term strategic position at risk.

         In addition, a forced sale strategy may engender uncertainty in the minds of employees, customers, suppliers and business partners of the Company and may damage these relationships. As a result, the Company's business may be impaired. The Company is a community oriented financial institution that has developed a working relationship with many of its customers. ^ It is our belief that approval of the proposal would disrupt these relationships, adversely affecting the Company's ability to conduct its business in the normal manner. Approval of the proposal may confuse the Company's customers as to future ownership of the Company. In addition, approval of the proposal may disrupt the employees of the Company. Such disruption could adversely affect the Company's effectiveness and ability to provide its services.

         Approval of the proposal could cause the marketplace to mistakenly believe that the Company will be sold and could adversely affect and increase the volatility of the Company's stock. In seeking to maximize the long-term stockholder value, the Board does not believe that it is in the best interests of stockholders to take action that ^ in our view may disrupt the price of the common stock in the short-term possibly due to market confusion regarding an acquisition of the Company.


FOR THE REASONS EXPLAINED ABOVE, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL.

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                       VOTING AND REVOCABILITY OF PROXIES
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         Stockholders who execute proxies retain the right to revoke them at any time. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of the Company at the address of the Company shown above or by the filing of a later dated proxy prior to a vote being taken on a particular proposal at the Meeting. If you have voted any proxy card other than a TAN proxy card, we urge you to revoke your proxy by submitting a TAN proxy card. A proxy will not be voted if a stockholder attends the Meeting and votes in person.

         If you sign and return a TAN proxy card in the form solicited by the Board of Directors so that we receive it before the polls are closed at the Meeting, your votes will be cast as you have marked on the proxy form. Where no instructions are indicated, signed proxies will be voted "FOR" the Company's nominees and "AGAINST" the stockholder proposal submitted by the PL Capital Group. If any other matters are properly presented for a vote, the Board may vote your shares on such matters based on their judgment.

         If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the TAN proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

         REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS, SO RETURN THE TAN PROXY CARD EVEN IF YOU PREVIOUSLY MAILED A WHITE PROXY TO THE PL CAPITAL GROUP.

         IF YOU HAVE ANY QUESTIONS ABOUT RETURNING YOUR TAN PROXY CARD,
                                                        ---
PLEASE CALL:  D.F. KING & CO., INC. AT (800) 994-3227.

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                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
--------------------------------------------------------------------------------


         Stockholders of record as of the close of business on March 2, 2001 ("Voting Record Date"), are entitled to one vote for each share of Common Stock then held. As of the Voting Record Date, the Company had ^ 1,188,121 shares of Common Stock issued and outstanding.


         The Articles of Incorporation of the Company (the "Articles") provide that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote with respect to the shares held in excess of the Limit and such person may have his or her voting rights reduced below 10%. Beneficial ownership is determined pursuant to the definition in the Articles and includes shares beneficially owned by such person or any of his or her affiliates or associates (as defined in the Articles), shares which such person or his or her affiliates or associates have the right to acquire upon the exercise of conversion rights or options, and shares as to which

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                                                                Preliminary Copy

such person and his or her affiliates or associates have or share investment or voting power, but shall not include shares beneficially owned by any employee stock ownership or similar plan of the Company or any subsidiary.

         The presence in person or by proxy of at least a majority of the outstanding shares of Common Stock entitled to vote (after subtracting any shares held in excess of the Limit) is necessary to constitute a quorum at the Meeting.

         As to the election of directors, the TAN proxy card being provided by the Board enables a stockholder to vote for the election of the nominees proposed by the Board, or to withhold authority to vote for the nominee being proposed. Directors are elected by a plurality of votes cast, without regard to either (i) broker non-votes or (ii) proxies as to which authority to vote for the nominee being proposed is withheld.

         As to the stockholder proposal submitted by the PL Capital Group, and concerning all other matters that may properly come before the Meeting, by checking the appropriate box, a stockholder may: (i) vote "FOR" the item, or
(ii) vote "AGAINST" the item, or (iii) "ABSTAIN" with respect to the item. Unless otherwise required, such matters shall be determined by a majority of votes cast affirmatively or negatively without regard to (a) broker non-votes, or (b) proxies marked "ABSTAIN" as to that matter. YOUR BOARD OF DIRECTORS HAS DETERMINED THE STOCKHOLDER PROPOSAL IS NOT IN THE BEST INTEREST OF THE STOCKHOLDERS AND URGES YOU TO VOTE "AGAINST" IT. You may revoke any proxy you give at any time before the polls are closed. If you want to revoke a proxy that you may have given to the PL Capital Group, we urge you to sign, date and return the enclosed TAN proxy card today.

Security Ownership of Certain Beneficial Owners

         Persons and groups owning in excess of 5% of the Common Stock are required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Other than as noted below, management knows of no person or entity, including any "group" as that term is used in Section 13(d)(3) of the Exchange Act, who or which is the beneficial owner of more than 5% of the outstanding shares of Common Stock on the Voting Record Date. Information concerning the security ownership of management is included under "Information with Respect to Nominees for Director and Directors Continuing in Office."

                                                                Preliminary Copy

                                                                 Percent of Shares of
                                        Amount and Nature of        Common Stock
Name and Address of Beneficial Owner    Beneficial Ownership        Outstanding
------------------------------------    --------------------        -----------


Wells Federal Bank, fsb                       136,033 (1)             ^ 11.4%
                                                                      = =====
Employee Stock Ownership Plan
53 First Street, S.W.
Wells, Minnesota  56097

Hovde Capital, L.L.C.                       ^ 117,650 (2)              ^ 9.9%
                                            = =======                  = ====
1824 Jefferson Place
Washington, D.C.  20036

Thomson Horstmann & Bryant, Inc.               88,900 (3)                7.5%
Park 80 West, Plaza Two
Saddle Brook, New Jersey  07663

P.L. Capital                                  103,910 (4)              ^ 8.7%
                                                                       = ====
2015 Spring Road, Suite 290
Oak Brook, Illinois 60523


-----------------------
(1) The Bank's Employee Stock Ownership Plan ("ESOP") purchased such shares for the exclusive benefit of ESOP participants with funds borrowed from the Company. These shares are held in a suspense account and are allocated among ESOP participants annually on the basis of compensation as the ESOP debt is repaid.

(2)  Based on ^ information provided to the Company by Hovde Capital, L.L.C.^
(3)  Based on an amended Schedule 13G filed with the SEC on February 7, 2001.
(4) Based on an amended Schedule 13D filed with the SEC on December 11, 2000 on behalf of Financial Edge Fund, L.P., Financial Edge - Strategic Fund, L.P., PL Capital, LLC, John Wm. Palmer, Richard J. Lashley, Gary D. Pihlstrom and Kurt R. Weise.

--------------------------------------------------------------------------------
             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
--------------------------------------------------------------------------------

         Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of the Common Stock, to file reports of ownership and changes in ownership of the Common Stock, with the Securities and Exchange Commission and to provide copies of those reports to the Company. Other than as set forth herein, the Company is not aware of any beneficial owner (as defined in the Exchange Act regulations) of more than ten percent of the Common Stock.

         Based upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with during the year ended December 31, 2000.

                                                                Preliminary Copy

--------------------------------------------------------------------------------
         INFORMATION WITH RESPECT TO THE COMPANY'S NOMINEES FOR DIRECTOR
                       AND DIRECTORS CONTINUING IN OFFICE
--------------------------------------------------------------------------------

Election of Directors

         The Articles require that directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three year term, with approximately one-third of the directors elected each year. The Board of Directors currently consists of six members. Two directors will be elected at the Meeting, each to serve for a three-year term, as noted below, or until respective successors have been elected and qualified.


         Richard Mueller and David Buesing have been nominated by the Board of Directors to serve as directors. Both are currently directors of the Company and have consented to being named in this Proxy Statement and to serve if elected. ^ If the nominees are unable to serve, the shares represented by all valid proxies will be voted for the election of such substitutes as the Board of Directors may recommend or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board knows of no reason why the nominees might be unavailable to serve.

         The following table sets forth the nominees and the directors continuing in office, their name, age, the year they first became a director of the Company or the Bank, the expiration date of their current term as a director of the Company, and the number and percentage of shares of the Common Stock beneficially owned. ^ Currently, each director of the Company is also a member of the Board of Directors of the Bank.


                                                 Year First        Current
                                                 Elected or        Term to      Shares of Common Stock         Percent of
Name                                Age(1)      Appointed(2)       Expire       Beneficially Owned(3)(4)          Class
----                                ------      ------------       -------      ------------------------      ---------

                                      ^ COMPANY'S NOMINEES FOR TERM TO EXPIRE IN 2004
                                      =
Richard Mueller                       51            1986             2001                16,807 (7)(8)             1.3%
David Buesing                         54            1998             2001                 2,000 (7)                 *

                                              DIRECTORS CONTINUING IN OFFICE
Lawrence H. Kruse                     68            1962             2003                76,376 (5)              ^ 5.1%
                                                                                                                 = ====
Gerald D. Bastian                     60            1986             2003                37,648 (6)                3.0%
Randel I. Bichler                     56            1998             2002                 4,710 (7)                 *
Dale E. Stallkamp                     55            1999             2002                20,125                    1.6%
All directors and executive officers
  of the Company as a group (7 persons)                                               ^ 155,485 (9)             ^ 12.5%
                                                                                      = ===========             = =====

-----------------------
*    Less than 1%.
(1)  At December 31, 2000.

(2) Refers to the year the individual first became a director of the Bank or the Company. All directors of the Bank in December 1994 became directors of the Company upon its formation in December 1994.
(3) Includes shares of Common Stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals exercise sole voting and/or investment power, unless otherwise indicated.

(Footnotes continued on next page.)

                                                                Preliminary Copy


(4)  Beneficial ownership as of the Voting Record Date.
(5)  Includes exercisable options to purchase ^ 35,517 shares of Common Stock.
(6)  Includes exercisable options to purchase 17,310 shares of Common Stock.
(7) Excludes 136,033 shares of Common Stock held under the Employee Stock Ownership Plan ("ESOP") and shares held under the Management Stock Bonus Plan ("MSBP") for which such individual serves as a member of the ESOP or MSBP Committee or Trustee Committee. Such individual disclaims beneficial ownership with respect to such shares held in a fiduciary capacity. The Board of Directors or the ESOP Committee may instruct the ESOP Trustees regarding investments of funds contributed to the ESOP. The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustees as directed by the Board of Directors or the ESOP Committee, subject to the ESOP Trustees' fiduciary duties. Shares held in the MSBP are voted by the MSBP Trustees as directed by the MSBP Committee. At the Voting Record Date, 36,210 shares had not been allocated to employees under the ESOP and there were ^ 24,358 shares in the MSBP. =
     ======
(8)  Includes exercisable options to purchase 10,935 shares of Common Stock.
(9) Excludes ^ 122,194 shares of Common Stock held under the ESOP and MSBP that have not been allocated to directors and executive officers. Includes exercisable options to purchase 85,430 shares of Common Stock.



Executive Officers of the Company

         The following individuals were executive officers of the Company as of December 31, 2000:


           Name         Age (1)        Positions Held With The Company and Bank
           ----         -------        ----------------------------------------

Lawrence H. Kruse         68           President, Chief Executive Officer, Chairman of the Board
                                       of Directors

Gerald D. Bastian         60           Vice President and Director

James D. Moll             50           Treasurer and Principal Financial and Accounting Officer

-----------
(1)  At December 31, 2000.

Biographical Information

         The principal business experience of each director, nominee for director, and executive officer of the Company is set forth below. Unless otherwise noted, all persons have held their present occupation for at least the last five years.

         Richard Mueller has been a director of the Bank since 1986 and of the Company since its formation in December 1994. Mr. Mueller is the sole owner of Wells Drug Co., Inc. Mr. Mueller has served as a member of the local school board as well as a member of the Wells Chamber of Commerce. Mr. Mueller is a first cousin of Mr. James D. Moll, an executive officer of the Company.

         David Buesing has been a director of the Company since 1998. Mr. Buesing has been employed by Wells Concrete Product since 1973. He became President and General Manager of that company in 1982. He is a registered engineer in Minnesota, North Dakota and Kansas. He is a past Director of the Pre-stressed Concrete Institute and the Associated Minnesota Pre-stressed Association.

                                                                Preliminary Copy

         Lawrence H. Kruse has been the President, the Chief Executive Officer, and a director of the Company since its formation in December 1994. Mr. Kruse has been Chief Executive Officer of the Bank since 1964 and has been employed by the Bank since 1958. Mr. Kruse has been a director since 1962 and the Chairman of the Board since April 1998.


         Gerald D. Bastian has been the Vice President of the Bank since ^ 1974 and a director of the Bank since 1986 and has been a Vice President and director of the Company since its formation in December 1994. Mr. Bastian is a member of Southern Minnesota Realtors, Valley Industrial Development Corp., Mankato Area Chamber of Commerce, Bethlehem Lutheran Church, and ^ the Hilltop Kiwanis Club.



         Randel I. Bichler has been a director of the Company and the Bank since 1998. Mr. Bichler has been engaged in the general practice of law in Wells since 1978. He retired from the United States Army Reserve as a Lt. Colonel in 1997.

         Dale E. Stallkamp has been a director of the Company and the Bank since April 1999. Mr. Stallkamp started his certified public accounting practice in September 1972. Prior to that time he was employed by the public accounting firm of Peat, Marwick, Mitchell.

         James D. Moll, CPA, has been, since December 1994, the principal financial and accounting officer of the Company and the Bank and, since February 1995, the Treasurer of the Company and the Bank. Prior to December 1994, Mr. Moll was an employee of the Bank's subsidiary, Wells Insurance Agency ("WIA"). Mr. Moll has been managing WIA for more than five years. Mr. Moll is a first cousin of Mr. Richard Mueller, a director of the Company and the Bank.

Meetings and Committees of the Board of Directors


         The Board of Directors conducts its business through meetings of the Board and through activities of its committees. Each member of the Board of Directors also currently serves as a member of the Board of Directors of the Bank, which meets monthly and may have special meetings.^


         During the year ended December 31, 2000, the Board of Directors of the Company held 12 regular meetings and one special meeting. No director attended fewer than 75% of the total meetings of the Board of Directors of the Company and the committees on which such director served during the year ended December 31, 2000.


         The  Nominating  Committee  of  the  Company  recommends  nominees  for election as directors to the Board of Directors. The Nominating Committee, a non-standing committee, which met ^ one ^ time during 2000, consists of the entire Board of Directors. Although the Board of Directors will consider nominees recommended by stockholders, it has not actively solicited recommendations from stockholders. The Company's Articles include provisions setting forth specific conditions under which persons may be nominated as directors of the Company at an annual meeting of stockholders. A copy of such provisions is available upon request to: Wells Financial Corp., 53 First Street, S.W., Wells, Minnesota 56097, Attention: Corporate Secretary.

                                                                Preliminary Copy


         The Compensation Committee, a standing committee, consists of the present members of the Board of Directors of the Bank ^. Executive Officers of ^ the Bank do not participate in matters involving their compensation. Mr. Kruse, a member of the committee, serves as President and Chief Executive Officer of the Company and the Bank. Mr. Bastian, a member of the committee, is a Vice President of the Company and the Bank and a branch manager of the Bank.


         The Audit Committee currently consists of Directors Mueller, Stallkamp, and Buesing, all of whom have been determined to be independent in accordance with the requirements of the Nasdaq Stock Market.

         The Audit Committee is responsible for recommending the appointment of the Company's independent public accountants and meeting with such accountants with respect to the scope and review of the annual audit. Additional responsibilities of the Audit Committee are to ensure that the Board of Directors receives objective information regarding policies, procedures and activities of the Company with respect to auditing, accounting, internal accounting controls, financial reporting, regulatory matters and such other activities of the Company as may be directed by the Board of Directors. The Audit Committee met five times during the year ended December 31, 2000.

         The Board of Directors has reviewed, assessed the adequacy of and approved a formal written charter for the Audit Committee. The full text of the Charter of the Audit Committee appears as an Appendix to this Proxy Statement.

         Audit Fees. For the fiscal year ended December 31, 2000, the Company paid approximately $73,500 for professional services rendered in connection with the audit of the annual financial statements and review of the quarterly financial statements. All audit and review services were performed by employees of the Company's independent auditor, McGladrey & Pullen, LLP ("McGladrey") and no other services, including financial information systems design and implementation, were rendered by McGladrey during the year ended December 31, 2000.

Report of the Audit Committee

         For the fiscal year ended December 31, 2000, the Audit Committee (i) reviewed and discussed the Company's audited financial statements with management, (ii) discussed with McGladrey all matters required to be discussed under Statement on Auditing Standards No. 61., and (iii) received from McGladrey disclosures regarding McGladrey's independence as required by Independence Standards Board Standard No. 1 and discussed with McGladrey its independence. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

                  Audit Committee:

                  Richard Mueller, Dale E. Stallkamp, David Buesing

                                                                Preliminary Copy

--------------------------------------------------------------------------------
                   DIRECTOR AND EXECUTIVE OFFICER COMPENSATION
--------------------------------------------------------------------------------

Director Compensation


         Members of the Board of Directors of the Company are not compensated by the Company for serving as a director. ^ During 2000, each member of the Board of Directors of the Bank received a fee of $950 per month regardless of attendance at Board meetings. For 2000, non-employee directors received $100 per meeting for Audit, ESOP and Agriculture Credit Committee meetings. For the year ended December 31, 2000, fees paid to directors totaled $71,800.


Executive Compensation

         Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned by the Chief Executive Officer and Vice President of the Company for the years ended December 31, 2000, 1999 and 1998. No other executive officer of the Bank or the Company had a salary and bonus during such periods that exceeded $100,000 for services rendered in all capacities to the Bank or the Company in the aggregate.


                                                      Annual Compensation(1)
                                           -------------------------------------------
Name and                                                                 Other Annual            All Other
Principal Position               Year         Salary       Bonus        Compensation(2)        Compensation
-------------------              ----      ------------    -----        ---------------        ------------
Lawrence H. Kruse                2000       $114,109       $1,824            $11,200             $33,910 (3)
President and Chief              1999        111,909        1,824             10,750              25,891
Executive Officer                1998        114,065        8,280             10,460              31,927

Gerald D. Bastian                2000        $98,386       $1,680            $11,200             $27,782 (4)
Vice President                   1999        104,622        1,680             10,750              21,450
                                 1998         94,710        2,100             10,460              26,947


---------------
(1)      All compensation was paid by the Bank.
(2)      Constitutes ^ Bank directors' fees.

(3) Consists of $6,110, $5,742 and $5,136 of health, life, and disability insurance premiums paid on behalf of Mr. Kruse for the years ended December 31, 2000, 1999, and 1998, respectively. For the years ended December 31, 2000, 1999 and 1998, the amount includes an allocation of 1,744, 1,743 and 1,701 shares under the ESOP, valued at the closing per share market prices of $15.94, $11.56 and $15.75 on December 31, 2000, 1999 and 1998, respectively.
(4) Consists of $6,120, $5,730 and $5,125 of health, life, and disability insurance premiums paid on behalf of Mr. Bastian for the years ended December 31, 2000, 1999, and 1998, respectively. For the years ended December 31, 2000, 1999 and 1998, the amount includes an allocation of 1,359, 1,360 and 1,386 shares under the ESOP, valued at the closing per share market prices of $15.94, $11.56 and $15.75 on December 31, 2000, 1999 and 1998, respectively. As of December 31, 2000, Mr. Bastian had 2,405 shares of restricted stock which had a value of $38,336 (based on the closing market price of $15.94 on December 31, 2000). Dividends on shares of restricted stock are held in arrears and paid upon vesting of the applicable award.

                                                                Preliminary Copy

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR END OPTION/SAR VALUES


                                                                       Number of Securities
                                                                      Underlying Unexercised             Value of Unexercised
                                 Shares                                    Options/SARs               in-the-Money Options/SARs
                               Acquired on           Value              at Fiscal Year-End              at Fiscal Year-End(1)
                                Exercise            Realized                    (#)                              ($)
           Name                    (#)                ($)            Exercisable/Unexercisable        Exercisable/Unexercisable
           ----                    ---                ---            -------------------------        -------------------------

Lawrence H. Kruse                  --                  $ --               54,685  / --                    $270,144 / $ --

Gerald D. Bastian                   -                  $ --               17,310  / --                     $85,511 / $ --

-----------------
(1) Based upon an exercise price of $11.00 per share and the closing market price of $15.94 as of December 31, 2000.

--------------------------------------------------------------------------------
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         The Bank had no "interlocking" relationships existing on or after January 1, 2000 in which (i) any executive officer is a member of the Board of Directors/Trustees of another entity, one of whose executive officers is a member of the board of directors of the Bank, or where (ii) any executive officer is a member of the compensation committee of another entity, one of whose executive officers is a member of board of directors of the Bank.

         The Bank, like many financial institutions, has followed a policy of granting various types of loans to executive officers, directors, employees, or immediate family members or affiliates thereof. All the loans have been made in the ordinary course of business and on substantially the same terms and conditions (including interest rates and collateral) that apply to the Bank's other customers, and do not involve more than the normal risk of collectibility, nor present other unfavorable features. Loans by the Bank to its directors and executive officers are subject to Office of Thrift Supervision ("OTS") regulations restricting loans and other transactions with affiliated persons of the Bank. The Bank's affiliates must qualify for any loans on the same terms and conditions that apply to other customers.

--------------------------------------------------------------------------------
                        PARTICIPANTS IN THE SOLICITATION
--------------------------------------------------------------------------------

General

         Under the proxy rules of the Exchange Act, each of the Company's directors may be deemed to be a "participant" in the Company's solicitation of proxies. Information about the principal occupations of these individuals is set forth herein under the caption "Information with Respect to the Company's
Nominees for Directors and Directors Continuing in Office -- Biographical Information." Information about the ownership

                                                                Preliminary Copy


of the Common Stock by each participant, including the right to acquire shares of Common Stock, is set forth in the table herein under the caption "Information with Respect to the Company's Nominees for Directors and Directors Continuing in Office -- Election of Directors." Information about transactions between the Company and its directors is set forth herein under the caption "Certain Relationships and Related Transactions." For the purpose of this proxy statement, the business address of each participant is 53 First Street, S.W., Wells, Minnesota 56097. Except as set forth herein, no participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any participant or any associate of any participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no participant and no associate of any participant has any interest in the matters to be voted upon at the Meeting, other than an interest, if any, as a stockholder of the Company or as an officer or director of the Company.

Except as described herein, neither any participant nor any associate of any participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any further transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.


         The following sets forth certain additional information about each participant required to be disclosed under the Exchange Act.

Transactions in the Company's Securities in the Last Two Years

         Listed below are the purchases and sales of the Common Stock by each participant for the last two years. This table does not include information with respect to stock options or restricted stock awards granted during the 1995 fiscal year to Directors Kruse, Bastian and Mueller under the Company's Stock Option Plan or Management Stock Bonus Plan, which became fully vested during the 2000 fiscal year.

                                                                Preliminary Copy


                       Number of Shares
                       of Common Stock        Date of         Price
            Name       Purchased (Sold)     Transaction     Per Share
            ----       ----------------     -----------     ---------
David Buesing                  500          12/23/99        $11.50
                               500           1/11/00        $11.50
Randel I. Bichler              490          11/24/99        $12.75
                               120           5/23/00        $12.00
Richard Mueller             (2,000)          4/14/00        $11.81
Lawrence H. Kruse           (2,800)          3/10/99        $16.00

^

--------------------------------------------------------------------------------
                                    AUDITORS
--------------------------------------------------------------------------------

         McGladrey & Pullen, LLP was the Company's auditors for fiscal 2000. The Board of Directors has approved the selection of McGladrey & Pullen, LLP as its auditors for the 2001 fiscal year. A representative of McGladrey & Pullen, LLP is not expected to be present at the Meeting and will, therefore, be unable to respond to stockholders' questions or make a statement.

--------------------------------------------------------------------------------
                              STOCKHOLDER PROPOSALS
--------------------------------------------------------------------------------

         In order to be considered for inclusion in the Company's proxy materials for next year's Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must be received at the Company's executive offices at 53 First Street, S.W., P.O. Box 310, Wells, Minnesota 56097, no later than November 15, 2001. In addition, stockholder proposals must meet other applicable criteria as set forth in the Company's bylaws in order to be considered for inclusion in the Company's proxy materials.

         The Company's Articles provide that if notice of a stockholder proposal to take action at next year's annual meeting is not received at the Company's main office by February 17, 2002, the proposal will not be eligible for presentation at that meeting. In addition, stockholder proposals must meet other applicable criteria as set forth in the Company's bylaws in order to be eligible for presentation at next year's annual meeting.

--------------------------------------------------------------------------------
                                  OTHER MATTERS
--------------------------------------------------------------------------------

         The Board of Directors is not aware of any business to come before the Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting such proxies.

                                                                Preliminary Copy

--------------------------------------------------------------------------------
                         PERSONS MAKING THE SOLICITATION
--------------------------------------------------------------------------------

         The  cost of  soliciting  proxies  will be borne  by the  Company.  The
Company will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Common Stock. The Company has retained D.F. King & Co., Inc. to assist in the solicitation of proxies at a cost which is not expected to exceed $7,500, plus reimbursement of certain expenses. Actual costs, however, may exceed estimated amounts. In addition to solicitations by mail, directors, officers, and regular employees of the Company may solicit proxies personally or by telegraph or telephone without additional compensation.

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                                 ANNUAL REPORTS
--------------------------------------------------------------------------------

         The Company's Annual Report to Stockholders for the year ended December 31, 2000, including financial statements, will be mailed on March 15, 2001 to all stockholders of record as of the Voting Record Date. Any stockholder who has not received a copy of the Annual Report may obtain a copy, without cost, by writing to the Secretary of the Company.

         Upon written request, the Company will furnish without charge (excluding exhibits) to any stockholder a copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000. All requests should be directed to Richard Mueller, Secretary, Wells Financial Corp., 53 First Street, S.W., P.O. Box 310, Wells, Minnesota 56097-0310.

                                              BY ORDER OF THE BOARD OF DIRECTORS



                                              Richard Mueller
                                              Secretary

Wells, Minnesota
March 15, 2001

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                                                                Preliminary Copy

                                                                      Appendix A

                    AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

         The Audit Committee shall be comprised of three directors, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

         The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

                   CHARTER AND POWERS OF THE AUDIT COMMITTEE

         RESOLVED, that the charter and powers of the Audit Committee of the Board of Directors (the "Audit Committee") shall be:

o Overseeing that management has maintained the reliability and integrity of the accounting policies and financial reporting and disclosure practices of the company;
o Overseeing that management has established and maintained processes to assure that an adequate system of internal control is functioning within the Company;
o Overseeing that management has established and maintained processes to assure compliance by the Company with all applicable laws, regulations and Company policy;

         RESOLVED, that the Audit Committee shall have the following specific powers and duties:

1. The Committee shall meet at least four times annually or more frequently as may be necessary and such special meetings as may be called by the Chairman of the Audit Committee or at the request of the independent accountants or the General Auditor;

2.   Creating an agenda for the ensuing year;

3. Reviewing the performances of the independent accountants and making recommendations to the Board of Directors regarding the appointments or termination of the independent accountants.

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                                                                Preliminary Copy

4. Conferring with the independent accounts and the internal audit staff concerning the scope of their examinations of the books and records of the Company and its subsidiaries; reviewing and approving the independent accountants' annual engagement letter; annual audit plans and budgets; directing the special intention of the auditors to specific matters or area deemed by the Committee, or the auditors to be of specific significance; and authorizing the auditors to perform such supplemental reviews or audits as the Committee may deem desirable;

5. Reviewing with management, the independent accountants and internal audit staff significant risks and exposures, audit activities and significant findings;

6. Reviewing the range and cost of the audit and non-audit services performed by the independent accountants;

7. Reviewing the Company's audited annual financial statements and the independent accountants' opinion rendering with respect to such financial statements, including reviewing the nature and extent of any significant changes in accounting principles or the application therein;

8. Obtaining from the independent accounts and internal audit staff their recommendations regarding internal controls and other matters relating to the accounting procedure and the books and records of the Company and its subsidiaries and reviewing the corrections of controls deemed to be deficient;

9. Providing an independent, direct communication between the Board of Directors, internal audit staff and independent accountants;

10. Reporting through its Chairman to Board of Directors following the meetings of the Audit Committee;

11. Maintaining minutes or other records of the meeting and activities of the Audit Committee;

12. Reviewing the powers of the Committee annually and reporting and making recommendations to the Board of Directors on these responsibilities;

13. Considering such other matters in relation to financial affairs of the Company and its accounts, and in relation to the internal and external audit of the Company as the Audit Committee may, in its discretion, determine to be advisable;

14. Review and update the charter periodically, at least annually as conditions dictate.

15. Obtain from the external auditors formal written statements delineating all relationships between the auditor and the Company consistent with ISP Statement #1 and engage in dialogue regarding any relationships.

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--------------------------------------------------------------------------------
                              WELLS FINANCIAL CORP.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         ANNUAL MEETING OF STOCKHOLDERS
                                 APRIL 18, 2001
--------------------------------------------------------------------------------

         The undersigned hereby appoints the Board of Directors of Wells Financial Corp. (the "Company"), or its designee, with full powers of substitution, to act as attorneys and proxies for the undersigned, to vote all shares of common stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Stockholders (the "Meeting"), to be held at the Wells Community Building at 189 Second Street, S.E., Wells, Minnesota on April 18, 2001, at 4:00 p.m., local time and at any and all adjournments thereof, as follows:

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 1

1.        The election as director of the Company's      FOR   WITHHELD
                                                         ---   --------
          nominees for director listed below, each
          for a three-year term:                         |_|      |_|

          Richard Mueller
          David Buesing

INSTRUCTIONS:  To  withhold  your vote for any  individual  nominee,  insert the
------------   nominee's name on the line provided below.

        -----------------------------

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL NO. 2


2.        ^"RESOLVED, that stockholders of Wells         FOR   AGAINST   ABSTAIN
          ^ Financial hereby inform the Board of         ---   -------   -------
          ^ Directors of Wells Financial that:           |_|     |_|       |_|
          ^ Directors of Wells Financial that:
          (1) the  management  and  Board
          of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process, and (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient."

--------------------------------------------------------------------------------
THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS SIGNED PROXY WILL BE VOTED "FOR" PROPOSAL NO. 1 AND "AGAINST" PROPOSAL NO. 2. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT.
--------------------------------------------------------------------------------

                                                                Preliminary Copy

                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

          The undersigned acknowledges receipt from the Company, prior to the execution of this proxy, of Notice of the Meeting, a Proxy Statement dated March 15, 2001 and the 2000 Annual Report to Stockholders.



|_| Please check here if you plan to attend the Meeting.




Dated:                           , 2001
        -------------------------




----------------------------------------      ----------------------------------
SIGNATURE OF STOCKHOLDER                      SIGNATURE OF STOCKHOLDER


----------------------------------------      ----------------------------------
PRINT NAME OF STOCKHOLDER                     PRINT NAME OF STOCKHOLDER


Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee, or guardian, please give your full title. If shares are held jointly, each holder should sign.

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PLEASE  COMPLETE,  SIGN,  DATE,  AND MAIL THIS PROXY  PROMPTLY  IN THE  ENCLOSED
POSTAGE-PAID ENVELOPE.
--------------------------------------------------------------------------------